Filed by: DiamondHead Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: DiamondHead Holdings Corp.

(Commission File No.: 001-39936)

On September 15, 2022, Eric S. Bland, a member of the board of directors of Great Southern Homes, Inc., issued the following press release.

COLUMBIA, SOUTH CAROLINA – 9/15/2022 – Eric Bland of Bland Richter, LLP, a member of the Board of Directors (the “Board”) of Great Southern Homes, Inc. (“GSH”), is pleased to share news of a recent development pertaining to GSH.

On Monday September 12, 2022, it was publicly announced that GSH, one of the largest homebuilders in the Southeast, entered into a definitive merger agreement with DiamondHead Holdings Corp., a special purpose acquisition company. Upon closing of the merger, GSH will become a publicly traded company, and DiamondHead (NASDAQ: DHHC) will be renamed United Homes Group, Inc. and is expected to trade under the new ticker symbol “UHG.”

In connection with this announcement, Michael Nieri, Founder and CEO of GSH, said “For over 20 years I have worked to build GSH into the leading Southeast homebuilder it is today. I am excited for the next chapter for GSH, where, through the combination of my operational expertise with David Hamamoto’ s public company and capital markets experience, we plan to grow UHG into a leading national homebuilder.”

David Hamamoto, Chairman and co-CEO of Diamondhead Holdings Corp., commented: “We are thrilled to partner with Michael Nieri and the GSH team and look forward to executing on our shared long-term vision. We are impressed with the scale and operational performance of GSH, and we are excited to work with the GSH team in continuing their growth as a public homebuilder.”

GSH was founded in 2004 and through CEO Michael Nieri’ s vision and leadership has enjoyed unprecedented and consistent growth in the single-family residential building industry in South Carolina and in Georgia. GSH has maintained consistent and calculated growth through turbulent and prosperous times in our economy since its inception. In 2020, Builder Magazine declared GSH the 8th fastest growing private builder in America. Also in 2020, The State Paper in South Carolina recognized GSH as the state’s “Best Builder” for the third consecutive year. Currently, GSH is the nation’s 41st ranked single-family detached homebuilder, based on 2021 home closings, according to Pro Builder’s 2022 Housing Giants Report. GSH closed 1,705 homes in 2021.

Following the closing of the merger, Mr. Bland will serve on the board of directors of UHG.

Mr. Bland has been a practicing commercial litigator and corporate attorney since 1988. He is licensed to practice law in South Carolina, Pennsylvania and Florida. He was selected for inclusion in the South Carolina Super Lawyers in the 2015-2021 list for excellence and recognition as a Super Lawyer in Professional Liability. He was one of two lawyers in the entire State of South Carolina to receive this honor. Eric and his law partner Ronnie Richter have achieved verdicts and/or settlements in excess of $190,000,000.00 on behalf of their clients since 1998. Eric was selected by his peers as one of the top ten most outstanding Business Law and Business Litigator attorneys in the Midlands of the state of South Carolina in many of the past years from 2010 forward including in 2022 and by the Greater Columbia Business Monthly Second Annual Legal Elite of the Midlands.

Mr. Bland has garnered a national reputation for litigating cases which are regularly reported by local and national news media programs and covered by the national press. Over the years, Eric has appeared in over 50 television appearances on Dateline, 20/20, The Today Show, Good Morning America, countless local news shows, Erin Burnett, Fox News, Netflix, documentaries produced by Oprah Winfrey, American Greed, Chris Cuomo, Don Lemon, Nancy Grace, Dr. Drew, Von Hilliard, MSNBC, TMZ, Dr. Phil, Anderson Cooper, Ashleigh Banfield, Court TV and foreign television stations in connection with several highly reported cases where he was the lead attorney. Throughout his career, he has appeared in over 2,000 news articles about pending legal matters in major daily newspapers such as the Wall Street Journal, New York Times, Washington Post, Los Angeles Times, and New York Post, to name a few, as well as People Magazine and other magazines.

Bland Richter, LLP

Eric Bland and Ronnie Richter started trying cases together in 1997, when they subsequently established Bland Richter, LLP. Today, Bland Richter offers over 75 years of combined legal experience, focusing in complex and high-risk litigation cases that other firms either can’t, or won’t handle.

With offices in Columbia, Charleston, and Lexington, South Carolina, Bland Richter serves the entire state of South Carolina and beyond. Our firm has developed a proven process that wins litigation cases against the toughest adversaries, both locally and nationally. We provide our clients with the kind of world-class resources you can expect from a big firm, while still delivering a personalized approach and the kind of attention you should expect (and deserve) from a small firm.

Eric Bland, Attorney

Partner at Bland Richter, LLP

803-256-9664

team@blandrichter.com

IMPORTANT INFORMATION AND WHERE TO FIND IT

This communication relates to a proposed transaction involving DiamondHead Holdings Corp., (“DHHC”) and Great Southern Homes, Inc. (“GSH”). In connection with such proposed transaction, DHHC intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement and a prospectus of DHHC. The definitive proxy statement/prospectus will also be sent to stockholders of DHHC seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of DHHC are urged to carefully read all relevant documents filed with the SEC, including the registration statement, proxy statement and prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain these documents free of charge at the SEC’s website, http://www.sec.gov, and DHHC stockholders will receive, at an appropriate time, information on how to obtain transaction-related documents free of charge from DHHC. Such documents are not currently available.

PARTICIPANTS IN SOLICITATION

DHHC and GSH and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from DHHC’s stockholders in favor of the approval of the proposed transaction. Information about DHHC’s directors and executive officers and their ownership of DHHC’s securities is set forth in DHHC’s filings with the SEC, including DHHC’s Registration Statement on Form S-1, which was declared effective by the SEC on January 25, 2021. To the extent that holdings of DHHC’s securities have changed since the amounts printed in DHHC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading DHHC’s proxy statement and prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements, estimates, targets and projections in this communication may be considered forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between DHHC and GSH. Forward looking statements generally relate to future events or involving, or future performance of, DHHC or GSH. For example, statements regarding anticipated growth in the industry in which GSH operates and anticipated growth in demand for GSH’s products, projections of GSH’s future financial results and other metrics, the satisfaction of closing conditions to the proposed transaction between DHHC and GSH and the timing of the completion of the proposed transaction are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DHHC and its management, and GSH and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of DHHC’s securities; (ii) the risk that the proposed transaction may not be completed by DHHC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DHHC; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction; (v) the outcome of any legal proceedings that may be instituted against DHHC, GSH, the combined company or others following the announcement of the business combination agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of DHHC or DHHC’s failure to satisfy other conditions to closing; (vii) the risk that DHHC will not be able to raise third-party financing to meet the Minimum Cash Condition if redemptions of DHHC public shares cause the DHHC trust account to have insufficient funds (after giving effect to redemptions) to achieve the Minimum Cash Condition; (viii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations; (ix) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (x) the risk that the proposed transaction disrupts current plans and operations of GSH or diverts management’s attention from GSH’s ongoing business; (xi) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and maintain relationships with customers and suppliers; (xii) costs related to the proposed transaction; (xiii) changes in applicable laws or regulations; (xiv) the possibility that GSH or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors such as rising interest rates or an economic downturn; (xv) GSH’s estimates of expenses and profitability; (xvi) the evolution of the markets in which GSH competes; (xvii) the ability of GSH to implement its strategic initiatives; and (xviii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DHHC’s Annual Report on Form 10-K for the year ended December 31, 2021 and other risks and uncertainties indicated from the time to time in the definitive proxy statement to be delivered to DHHC’s stockholders and related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents filed to be filed with the SEC by DHHC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and DHHC and GSH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither DHHC nor GSH gives any assurance that either DHHC or GSH will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by DHHC or GSH or any other person that the events or circumstances described in such statement are material.